     THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued September 29, 1997) (To Prospectus Dated September 19, 1997)

                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-35433

                                6,000,000 Shares

                             Taubman Centers, Inc.
                 % SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                          (Par Value $0.01 Per Share)
                     (Liquidation Preference $25 Per Share)
                            ------------------------

    Dividends on the   % Series A Cumulative Redeemable Preferred Stock, par
value $0.01 per share (the "Series A Preferred Stock"), of Taubman Centers, Inc. (the "Company"), are cumulative from the date of original issuance and are payable on or before the last day of each March, June, September, and December (or, if not a business day, on the next succeeding business day) commencing
December 31, 1997, at the rate of   % per annum of the $25 liquidation
preference (equivalent to a fixed annual rate of $    per share). See
"Description of the Series A Preferred Stock -- Dividends."

    The Series A Preferred Stock is not redeemable prior to October   , 2002. On
or after October   , 2002, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, to the redemption date. The redemption price (other than the portion consisting of accrued and unpaid dividends) will be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of the Company's preferred stock (the "Preferred Stock"), and from no other source. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of The Series A Preferred Stock -- Redemption." In order to ensure that the Company remains a REIT for Federal income tax purposes, among other reasons, shares of Series A Preferred Stock may acquire the status of Excess Stock (as defined in the accompanying Prospectus) if a holder owns more than 8.23% in value of the outstanding capital stock of the Company. See "Restrictions on Transfer" in the accompanying Prospectus.
                            ------------------------

    The Company is applying to list the Series A Preferred Stock on the New York Stock Exchange (the "NYSE"). If approval is obtained, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. See "Underwriters."

                            ------------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 1 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
                               PRICE $25 A SHARE
                            ------------------------

                                                              UNDERWRITING
                                    PRICE TO                 DISCOUNTS AND                PROCEEDS TO
                                    PUBLIC(1)                COMMISSIONS(2)              COMPANY(1)(3)
                                    ---------                --------------              -------------
Per Share....................        $25.00                   $                                  $
Total........................     $150,000,000                    $                           $

------------
    (1) Plus accrued dividends, if any, from the date of original issuance.
    (2) The Company has agreed to indemnify the underwriters (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (3) In addition to paying the underwriting discounts and commissions, The Taubman Realty Group Limited Partnership is paying the expenses of this offering estimated at $500,000.
                            ------------------------

     The shares of Series A Preferred Stock are offered by the Underwriters, subject to prior sale, when, as, and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Hogan & Hartson L.L.P., counsel for the Underwriters. It is expected that delivery of the shares
of Series A Preferred Stock will be made on or about October   , 1997 at the
office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER
        MERRILL LYNCH & CO.
                PAINEWEBBER INCORPORATED
                        PRUDENTIAL SECURITIES INCORPORATED

October   , 1997

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SERIES A PREFERRED STOCK OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
Prospectus Supplement Summary........     S-3
The Company..........................     S-5
Recent Developments..................     S-5
Use of Proceeds......................     S-5
Capitalization.......................     S-6
Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..........................     S-7
Description of the Series A Preferred
  Stock..............................     S-9
  General............................     S-9
  Dividends..........................     S-9
  Liquidation Preference.............    S-11
  Redemption.........................    S-11
  Voting Rights......................    S-12
  Conversion and Restrictions on
     Ownership.......................    S-12
Federal Income Tax Considerations....    S-12
Underwriters.........................    S-13
Legal Matters........................    S-13

                                   PROSPECTUS

                                          PAGE
                                          ----
The Company...........................      1
Risk Factors..........................      1
Use of Proceeds.......................      5
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................      5
Certain Provisions of the Articles of
  Incorporation and Bylaws............      5
Description of Common Stock...........      7
Description of Preferred Stock........      7
Description of Depositary Shares......     11
Description of Warrants...............     14
Restrictions on Transfer..............     15
Federal Income Tax Considerations.....     17
ERISA Considerations..................     30
Plan of Distribution..................     32
Legal Matters.........................     32
Experts...............................     33
Available Information.................     33
Incorporation by Reference............     33
Glossary..............................     35

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SERIES A PREFERRED STOCK IN THE OPEN MARKET. SEE "UNDERWRITERS."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus.

                                  THE COMPANY

     The Company believes that it is organized and operates in such a manner so as to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Company is the managing general partner of The Taubman Realty Group Limited Partnership ("TRG"), an operating partnership that engages in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, financing, and refinancing of regional shopping centers. TRG owns as its primary assets interests in regional retail shopping centers located throughout the United States (the "Taubman Shopping Centers" or "Centers"). TRG has interests in certain Centers through partnerships (the "Joint Ventures" and, together with the partnerships owning Taubman Shopping Centers that are 100% beneficially owned by TRG, the "Center Owners") with unaffiliated third parties (the "Joint Venture Partners"). TRG also owns development projects for future regional shopping centers and more than a 99% beneficial interest in The Taubman Company Limited Partnership (the "Manager"), which manages the Taubman Shopping Centers and provides other services to TRG and the Company. See "Glossary" in the accompanying Prospectus for the definitions of certain terms used in this Prospectus Supplement and the accompanying Prospectus.

                                  THE OFFERING

Securities Offered.........  6,000,000 shares of           % Series A Preferred
                             Stock.

Ranking....................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Stock will rank senior to the Company's common stock, par value $0.01 per share (the "Common Stock"), which is the only capital stock of the Company currently outstanding. See "Description of the Series A Preferred Stock."

Use of Proceeds............  The proceeds from the sale of the Series A
                             Preferred Stock will be used to acquire a parallel interest in TRG intended to provide guaranteed payments to the Company in amounts equal to the dividends payable on the Series A Preferred Stock. TRG will use the net proceeds of the offering to pay down short term debt under TRG's existing revolving credit and commercial paper facilities, which were used to fund the acquisition of Regency Square shopping center in September 1997. See "Use of Proceeds" and "Recent Developments."

Dividends..................  Dividends on the Series A Preferred Stock are
                             cumulative from the date of original issuance at
                             the rate of   % per annum of the $25 liquidation
                             preference. Dividends are payable quarterly on or before the last day of March, June, September, and December (or, if not a business day, on the next succeeding business day) commencing on December 31, 1997. The first dividend will be for less than a full quarter. Dividends on the Series A Preferred Stock will accrue regardless of whether any contractual obligations of the Company at any time prohibit the current payment of dividends, regardless of whether the Company has earnings, regardless of whether there are funds legally available for the payment of such dividends, and regardless of whether such dividends are declared. See "Description of the Series A Preferred Stock -- Dividends."

Liquidation Preference.....  The liquidation preference for each share of Series
                             A Preferred Stock is $25. See "Description of the Series A Preferred Stock -- Liquidation Preference."

Redemption.................  The Series A Preferred Stock is not redeemable
                             prior to October   , 2002. On and after October   ,
                             2002, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at $25 per share, plus all accrued and unpaid dividends to the date of redemption. The redemption price (other than the portion consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock. See "Description of the Series A Preferred Stock -- Redemption."

Voting Rights..............  Holders of Series A Preferred Stock will generally have no voting rights, except as required by law. Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more quarterly periods, the holders of the Series A Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment. See "Description of the Series A Preferred Stock -- Voting Rights."

Conversion.................  The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series A Preferred Stock may acquire the status of Excess Stock in order, among other things, to ensure that the Company remains a qualified REIT for Federal income tax purposes. See "Restrictions on Transfer" in the accompanying Prospectus.

Restrictions on
Ownership..................  Ownership by a single holder of more than 8.23% of the capital stock of the Company is restricted in order, among other things, to ensure that the Company remains a qualified REIT for Federal income tax purposes. See "Restrictions on Transfer" in the accompanying Prospectus.

Listing....................  The Company is applying to list the Series A
                             Preferred Stock on the NYSE. If the Company receives approval from the NYSE, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the shares of Series A Preferred Stock.

Risk Factors...............  An investment in the Series A Preferred Stock involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" commencing on page 1 of the accompanying Prospectus before making any investment in the Company.

                                  THE COMPANY

     Through its approximately 37% interest in TRG, the Company engages in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, financing, and refinancing of regional shopping centers and interests in such centers. Currently, TRG owns interests in 23 Taubman Shopping Centers located in 11 states. Of the 23, TRG owns 100% of 14 Centers, and at least a 50% interest in the remaining nine. TRG's portfolio includes urban and suburban regional shopping centers located in some of the most affluent metropolitan areas in the United States. Most of the Centers are super-regional centers having more than 800,000 square feet of gross retail space (including anchor stores and mall tenant areas). TRG also owns certain regional retail shopping center development projects and more than 99% of the Manager, which operates all of the Taubman Shopping Centers.

     The Taubman Shopping Centers are among the most productive (measured by mall tenants' average per square foot sales) in the United States. In 1996, mall tenants in the portfolio as of December 31, 1996 had average per square foot sales of $365, which is substantially greater than the average for all regional shopping centers. TRG derives over 90% of its revenue from mall tenants, over 75% of which (as a percentage of total mall leasable area) are national chains. The number and diversity of TRG's mall tenants and the terms of their leases have historically provided a predictable, growing revenue base.

     Through its interest in TRG, the Company's strategy is to increase the amount of its cash flow through:

     - acquisitions;

     - development of new centers;

     - expansions of the existing Centers; and

     - growth in rental rates at the Taubman Shopping Centers.

     TRG owns more than a 99% beneficial interest in The Taubman Company Limited Partnership, which is the Manager providing substantially all property management and leasing services for each of the Taubman Shopping Centers. The Manager also provides corporate, development, administrative, and acquisition services for TRG and the Company.

                              RECENT DEVELOPMENTS

     On September 4, 1997, TRG completed its acquisition of Regency Square shopping center in greater Richmond, Virginia for a cash purchase price of $123.9 million. Regency Square, which is a super-regional center, is the dominant fashion center in the greater Richmond area. TRG used its existing revolving credit and commercial paper facilities to finance the acquisition of Regency Square, which became the 23rd Center in TRG's portfolio. See "Use of Proceeds."

                                USE OF PROCEEDS

     TRG will pay the expenses of this offering, including underwriting discounts and commissions listed on the cover page of this Prospectus Supplement. The Company will use the entire proceeds of this offering to acquire a Series A Preferred Equity interest in TRG that will entitle the Company to distributions (in the form of guaranteed payments) in amounts equal to the dividends payable on the Series A Preferred Stock. See "Description of Series A Preferred Stock -- Dividends." TRG will use the amount of the capital contribution from the Company, net of expenses of this offering and underwriting discounts and commissions, to pay down short term floating rate debt under TRG's existing revolving credit and commercial paper facilities, which were used to fund the acquisition of Regency Square shopping center in September 1997. See "Recent Developments" and "Capitalization."

                                 CAPITALIZATION

     The following table sets forth (i) the historical capitalization for the Company and TRG as of June 30, 1997, (ii) the pro forma capitalization of TRG as of such date to reflect TRG's issuance of debt to fund the September 1997 acquisition of Regency Square shopping center, and (iii) as adjusted to give effect to this offering, including the Company's use of proceeds to acquire preferred equity in TRG and TRG's use of the net proceeds received from the Company to pay down short term floating rate debt.

                                                                     JUNE 30, 1997
                                                        ----------------------------------------
                                                        HISTORICAL   PRO FORMA       AS ADJUSTED
                                                        ----------   ---------       -----------
                                                               (IN THOUSANDS OF DOLLARS)
TAUBMAN CENTERS, INC
Shareowners' Equity:
  Series A Preferred Stock, $0.01 par value,
     liquidation preference $25 per share, 6,000,000
     shares authorized................................                                      60
  Preferred Stock, 44,000,000 shares authorized, none
     issued...........................................
  Common Stock, $0.01 par value, 250,000,000
     authorized, 50,736,035 shares outstanding........        507         507              507
  Additional paid-in capital..........................    468,766     468,766          618,706
  Dividends in excess of net income...................   (113,583)   (113,583)        (113,583)
                                                         --------    --------         --------
Total Capitalization..................................    355,690     355,690          505,690
                                                         ========    ========         ========
THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
Unsecured notes payable...............................    786,786     786,786          786,786
Mortgage notes payable................................    159,472     159,472          159,472
Other notes payable...................................    104,249     228,129(A)        83,354
Capital lease obligation..............................     49,642      49,642           49,642
Series A Preferred Equity.............................                                 144,775(B)
Accumulated deficiency in assets......................   (310,247)   (310,247)        (310,247)
                                                         --------    --------         --------
Total Capitalization..................................    789,902     913,782          913,782
                                                         ========    ========         ========

(A) In September 1997, TRG acquired Regency Square shopping center for $123.9 million. TRG borrowed under its existing revolving credit and commercial paper facilities to fund the acquisition.

(B) Amount is net of estimated transaction costs (including underwriting discounts and commissions) of $5.2 million.

                RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The Company does not have, and has not had, any outstanding indebtedness or Preferred Stock. The Company's pro forma ratios of earnings to combined fixed charges and preferred stock dividends, as adjusted to give effect to this offering, including the use of proceeds as described in "Use of Proceeds," and to the effect of certain acquisitions and other transactions of TRG that occurred during 1996 and 1997, would have been 2.8 for both the year ended December 31, 1996 and the six months ended June 30, 1997. See the Company's Current Report on Form 8-K dated September 4, 1997, referred to in "Incorporation by Reference" in the accompanying Prospectus.

     Although the Company will be legally responsible for the payment of dividends on the Series A Preferred Stock as and when the Board of Directors declares such dividends, the Company will be entitled to receive guaranteed payments from TRG that will enable the Company to pay such dividends. See "Description of the Series A Preferred Stock -- General." Accordingly, the following table sets forth TRG's consolidated ratios of earnings to fixed charges and guaranteed payments for the periods shown to assist investors in evaluating an investment in the Series A Preferred Stock.

                                                             SIX MONTHS
                     YEAR ENDED DECEMBER 31               ENDED JUNE 30
        --------------------------------------------   ----------------
                                           PRO FORMA          PRO FORMA
        1992   1993   1994   1995   1996     1996      1997     1997
        ----   ----   ----   ----   ----   ---------   ----   ---------
        1.4    1.9    1.7    1.7    1.7       1.7      1.7       1.6

     TRG's ratio of earnings to fixed charges and guaranteed payments is computed by dividing combined fixed charges and guaranteed payments into income before extraordinary items, adjusted for amortization of interest costs previously capitalized and fixed charges other than capitalized interest. Fixed charges include interest costs, the estimated interest component of rent expense, and certain other items. The table also includes pro forma computations of ratios for the year ended December 31, 1996 and the six months ended June 30, 1997, as adjusted to give effect to the Company's use of the proceeds of this offering to acquire preferred equity in TRG and TRG's use of the net proceeds to pay down short term floating rate debt. The pro forma ratios also give effect to certain acquisitions by TRG, including the acquisition of Regency Square in September 1997, and to certain other TRG transactions that occurred in 1996. See the Company's Current Report on Form 8-K dated September 4, 1997, referred to in "Incorporation by Reference" in the accompanying Prospectus.

     TRG believes that an important measure of its ability to satisfy its obligations is its Consolidated Coverage Ratio, defined as EBITDA divided by TRG's beneficial interest expense. EBITDA is defined as TRG's beneficial interest in revenues, less operating costs before interest, depreciation and amortization. EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity.

     The following table sets forth a computation of TRG's Consolidated Coverage Ratio, determined for each of the last five years and for the six months ended June 30, 1997. The table also includes pro forma computations of TRG's Consolidated Coverage Ratio for the year ended December 31, 1996 and the six months ended June 30, 1997, as adjusted to give effect to the Company's use of the proceeds of this offering to acquire preferred equity in TRG and TRG's use of the net proceeds to pay down short term floating rate debt. The pro forma ratios also give effect to certain acquisitions by TRG, including the acquisition of Regency Square in September 1997, and to certain other TRG transactions that occurred in 1996. See the Company's Current Report on Form 8-K dated September 4, 1997, referred to in "Incorporation by Reference" in the accompanying Prospectus.

                                                                                              SIX MONTHS
                                              YEAR ENDED DECEMBER 31                         ENDED JUNE 30
                            -----------------------------------------------------------   -------------------
                                                                              PRO FORMA             PRO FORMA
                             1992      1993      1994      1995      1996       1996       1997       1997
                             ----      ----      ----      ----      ----     ---------    ----     ---------
                                     (IN THOUSANDS OF DOLLARS, EXCEPT RATIOS)
EBITDA....................  167,517   174,714   186,657   216,130   229,811    248,944    119,352    123,863
TRG's Beneficial Interest
  Expense.................   68,446    67,407    74,322    96,254    98,192     95,633     47,843     47,191
Consolidated Coverage
  Ratio...................      2.5       2.6       2.5       2.2       2.3        2.6        2.5        2.6

                  DESCRIPTION OF THE SERIES A PREFERRED STOCK

     This description of the particular terms of the Series A Preferred Stock supplements the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, and replaces such Prospectus description to the extent of any inconsistencies.

GENERAL

     The Company is authorized to issue up to 50 million shares of Preferred Stock in one or more series. The Board of Directors has the authority to establish the terms of each series, including the preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, if any, by amending the Company's Articles of Incorporation (the "Articles"). Such an amendment does not require any vote or action by the Company's shareholders, except as provided under applicable law or the rules by any stock exchange or automated quotation system on which the Company's securities may be listed.

     Prior to the completion of the offering, the Board of Directors of the Company will adopt an amendment (the "Designating Amendment") of the Articles designating the terms of the Series A Preferred Stock. The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles and the Designating Amendment, each of which is available from the Company.

     The Company is applying to list the Series A Preferred Stock on the NYSE. If so approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock.

     The transfer agent, registrar, and dividend disbursing agent for the Series A Preferred Stock will be ChaseMellon Shareholder Services, L.L.C. of New York, New York.

     The Company will contribute the entire proceeds from the sale of the Series A Preferred Stock to TRG as Series A Preferred Equity in TRG (the "Parallel TRG Interest"), the economic terms of which will be substantially identical to the Series A Preferred Stock. TRG will be required to make guaranteed payments on the Parallel TRG Interest in amounts equal to the dividends payable on the Series A Preferred Stock. Except for distributions required to enable the Company to maintain its qualification as a REIT, TRG will make the required guaranteed payments on the Parallel TRG Interest prior to making any distributions to TRG's partners in respect of their Units of Partnership Interest or to holders of any other equity interests in TRG, except for any other series of preferred equity ranking on a parity with the Parallel TRG Interest as to guaranteed payment and liquidation rights.

DIVIDENDS

     Holders of the Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for
the payment of dividends, cumulative cash dividends at the rate of      % per
annum of the $25 liquidation preference (equivalent to a fixed annual rate of
$       per share). Dividends shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the last day of each March, June, September, and December or, if such day is not a business day, the succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on December 31, 1997, will be for less than a full quarter. All dividends, including any dividend payable on the Series A Preferred Stock for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date"). The Series A Preferred Stock will rank senior to the Common Stock with respect to the payment of dividends.

     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment, or setting apart for payment or provides that such declaration, payment, or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Dividends on the Series A Preferred Stock will nevertheless accrue regardless of whether the Company has earnings, regardless of whether there are funds legally available for the payment of such dividends, and regardless of whether such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in any other class of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest shall be payable in respect of any dividend payment on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of the full cumulative dividends described above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares that remains payable.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period:

          - no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation; and

          - no shares of Common Stock (or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred stock as to dividends or upon liquidation) shall be redeemed, purchased, or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation).

     If for any taxable year the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends paid or made available for the year to holders of all classes of Capital Stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. See "Federal Income Tax Considerations" in the accompanying Prospectus.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued but unpaid dividends to the date of payment, before any distribution of assets made to holders of Common Stock or any other class or series of Capital Stock of the Company that ranks junior to the Series A Preferred stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claims to any of the remaining assets of the Company. Neither the consolidation or merger of the Company with or into any other corporation, trust, or entity (or of any other corporation with or into the Company) nor the sale, lease, or conveyance of all or substantially all of the property or business of the Company shall be deemed to constitute a liquidation, dissolution, or winding up of the Company.

REDEMPTION

     The Series A Preferred Stock is not redeemable prior to October   , 2002;
however, under the Company's Articles, if a shareholder holds shares of Series A Preferred Stock in excess of the Ownership Limit (in general, 8.23% in value of the Company's outstanding Capital Stock), such shares will automatically convert to shares of Excess Stock. See "Restrictions on Transfer" in the accompanying Prospectus.

     On and after October   , 2002, the Company, at its option upon not less
than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time and from time to time, for a cash redemption price equal to $25 per share plus all accrued and unpaid dividends to the date fixed for redemption (except as provided below). The redemption price of the Series A Preferred Stock (other than the portion thereof consisting of accrued but unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, including other series of Preferred Stock. For purposes of the preceding sentence, the term "capital stock" means any equity securities (including Common Stock and Preferred Stock), shares, interest, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series A Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Company has set aside in trust the funds necessary for the redemption, then from and after the redemption date: dividends will cease to accrue on such shares of Series A Preferred Stock; such shares of Series A Preferred Stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been paid or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); however, the foregoing shall not prevent the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

     Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed;
(iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock to be redeemed from such holder.

     The holders of Series A Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series A Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on called Series A Preferred Stock.

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption; however, see "Restrictions on Transfer" in the accompanying Prospectus for a discussion of the limitations on ownership of the Series A Preferred Stock and the circumstances in which it may acquire the status of Excess Stock.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise required by law from time to time. In any matter in which the Series A Preferred Stock is entitled to vote, each share shall be entitled to one vote.

     Whenever dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods, the holders of Series A Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until the distribution arrearage has been paid in full. See "Description of Preferred Stock -- Voting Rights" in the accompanying Prospectus.

CONVERSION AND RESTRICTIONS ON OWNERSHIP

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company; however, see "Restrictions on Transfer" in the accompanying Prospectus for a description of the Ownership Limits and the Excess Stock provisions of the Articles.

                       FEDERAL INCOME TAX CONSIDERATIONS

     For a discussion of the material Federal income tax considerations associated with an investment in the Series A Preferred Stock, see "Federal Income Tax Considerations" in the accompanying Prospectus and "Description of the Series A Preferred Stock -- Dividends" in this Prospectus Supplement.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement of even date, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective number of shares of Series A Preferred Stock set forth opposite their respective names below:

                                                              NUMBER OF SERIES A
                                                              PREFERRED SHARES TO
                        UNDERWRITERS                             BE PURCHASED
                        ------------                          -------------------
Morgan Stanley & Co. Incorporated...........................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
PaineWebber Incorporated....................................
Prudential Securities Incorporated..........................
                                                                   ---------
     Total..................................................       6,000,000

     The Underwriters have advised the Company that they propose initially to offer the shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement,
and to certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of $   per share to certain other dealers. After the public offering of the Series A Preferred Stock, the public offering price, concession, and discount may be changed by the Underwriters as named on the cover page of this Prospectus Supplement.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company is applying to list the Series A Preferred Stock on the NYSE. Trading of the Series A Preferred Stock on the NYSE is expected to commence within the 30-day period after initial delivery of the Series A Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

     In order to facilitate the offering of the Series A Preferred Stock, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series A Preferred Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the Series A Preferred Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Series A Preferred Stock, the Underwriters may bid for, and purchase, the Series A Preferred Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series A Preferred Stock in this offering, if the syndicate repurchases previously distributed Series A Preferred Stock in transactions to cover the syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Series A Preferred Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time

     In the ordinary course of business, Morgan Stanley & Co. Incorporated and its affiliates have performed, and may in the future perform, investment banking and consulting services for the Company.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Miro Weiner & Kramer, Bloomfield Hills, Michigan, and for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS
----------

                                  $500,000,000

                             TAUBMAN CENTERS, INC.
                         COMMON STOCK, PREFERRED STOCK,
                        DEPOSITARY SHARES, AND WARRANTS

                         ------------------------------

     Taubman Centers, Inc. (the "Company") may offer from time to time (i) shares of the Company's common stock, par value $0.01 per share ("Common Stock"), (ii) in one or more series, shares of preferred stock ("Preferred Stock"), (iii) in one or more series, shares of Preferred Stock represented by depositary shares ("Depositary Shares"), and (iv) warrants to purchase Common Stock or Preferred Stock ("Warrants") with an aggregate public offering price of up to $500 million in amounts, at prices, and on terms to be determined at the time of the offering. The Common Stock, Preferred Stock, Depositary Shares, and Warrants (collectively, the "Securities") may be offered separately or together, in amounts, at prices, and on terms to be described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities with respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, as applicable: (i) in the case of Common Stock, the initial offering price; (ii) in the case of Preferred Stock, the title, the distribution, liquidation, redemption, conversion, voting, and other rights, and the public offering price; (iii) in the case of Depositary Shares, the fractional shares of Preferred Stock represented by each Depositary Share; and
(iv) in the case of Warrants, the offering price, duration, exercise price, and detachability provisions. Such specific terms may also include limitations on direct or beneficial ownership and restrictions on transfer to assist in maintaining the Company's qualification as a real estate investment trust (a "REIT") for Federal income tax purposes or for other reasons.

     Each Prospectus Supplement will also contain any additional information not contained in this Prospectus relating to any material United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities offered by such Prospectus Supplement.

     The Securities may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth in, or will be calculable from, the information in the accompanying Prospectus Supplement. No Securities may be sold by the Company through agents, underwriters, or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

                         ------------------------------

     SEE THE DISCUSSION UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN
                                THE SECURITIES.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

The date of this Prospectus is September 19, 1997.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF NOR SALE UNDER THIS PROSPECTUS OR THE RELATED PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE RELATED PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THE RELATED PROSPECTUS SUPPLEMENT.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
The Company.................................................      1
Risk Factors................................................      1
Use of Proceeds.............................................      5
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................      5
Certain Provisions of the Articles of Incorporation and
  Bylaws....................................................      5
Description of Common Stock.................................      7
Description of Preferred Stock..............................      7
Description of Depositary Shares............................     11
Description of Warrants.....................................     14
Restrictions on Transfer....................................     15
Federal Income Tax Considerations...........................     17
ERISA Considerations........................................     30
Plan of Distribution........................................     32
Legal Matters...............................................     32
Experts.....................................................     33
Available Information.......................................     33
Incorporation by Reference..................................     33
Glossary....................................................     35

                                  THE COMPANY

     The Company believes that it is organized and operates in such a manner so as to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Company is the managing general partner of The Taubman Realty Group Limited Partnership ("TRG"), an operating partnership that engages in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, financing, and refinancing of regional shopping centers. TRG owns as its primary assets interests in regional retail shopping centers located throughout the United States (the "Taubman Shopping Centers" or "Centers"). TRG has interests in certain Centers through partnerships (the "Joint Ventures" and, together with the partnerships owning Taubman Shopping Centers that are 100% beneficially owned by TRG, the "Center Owners") with unaffiliated third parties (the "Joint Venture Partners"). TRG also owns development projects for future regional shopping centers and more than a 99% beneficial interest in The Taubman Company Limited Partnership (the "Manager"), which manages the Taubman Shopping Centers and provides other services to TRG and the Company. TRG also owns the entire beneficial interest in various grantor trusts established by TRG (the "TRG Trusts") to serve as TRG's partners in the Center Owners of the wholly-owned Taubman Shopping Centers.

     See "Glossary" for the definitions of certain terms used in this Prospectus.

     The Company's executive offices are maintained by the Manager at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48304,
Telephone: (248) 258-6800.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below.

EQUITY REAL ESTATE INVESTMENTS

ECONOMIC PERFORMANCE AND VALUE OF SHOPPING CENTERS DEPENDENT ON MANY FACTORS

     Shopping center economic performance and values could be adversely affected by a number of factors, including changes in the national, regional, and local economic climate, the quality and philosophy of management, local conditions (such as the supply of retail space), the attractiveness of the properties to tenants and their customers, the ability and willingness of the owner to provide adequate maintenance and insurance, operating costs, and the public perception of the safety of customers at the shopping centers. In addition to the factors affecting economic performance of shopping centers, shopping center values could be adversely affected by such factors as government regulations and changes in real estate zoning and tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Adverse changes in one or more of these factors could adversely affect the Company's income and cash available for distribution, as well as the value of its investment in TRG.

DEPENDENCE ON RENTAL INCOME FROM REAL PROPERTY

     Substantially all of the Company's income is derived (through its interest in TRG) from rental income from real property. If the sales of stores operating in the Centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since such rents and charges would represent a higher percentage of their sales. In addition, if there were such declines in sales, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In a recessionary environment, such risks are increased.

     The Company's income and cash available for distribution would be adversely affected if lessees were unable to meet their lease obligations or if one or more of the Center Owners were unable to lease space (or collect rental payments). In the event of default by a lessee, the relevant Center Owner may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment.

INABILITY TO COMPETE

     The Taubman Shopping Centers compete with other retailers in attracting customers. Regional shopping centers face increasing competition from discount stores, outlet malls, discount shopping clubs, and direct mail and telemarketing. There are numerous shopping centers that compete with the Taubman Shopping Centers in seeking tenants to lease space in commercial properties and numerous companies that compete with TRG in seeking properties for acquisition or development. No assurance can be given that the Taubman Shopping Centers will be able to compete successfully in the future. The inability of one or more Taubman Shopping Centers to compete successfully would adversely affect TRG's revenues and, consequently, the Company's income and funds available to pay dividends.

CONFLICTS OF INTEREST WITH JOINT VENTURE PARTNERS IN JOINTLY OWNED CENTERS

     Certain Taubman Shopping Centers are owned by Joint Ventures consisting of TRG and one or more Joint Venture Partners who have no interest in TRG. Sales or transfers of interests in the Joint Ventures are subject to various restrictive provisions and rights. These may work to the advantage or disadvantage of TRG because, among other things, TRG may have an opportunity to acquire the interests of the Joint Venture Partners on advantageous terms, or TRG may be required to make decisions as to the purchase or sale of interests in a Joint Venture at a time that is disadvantageous to TRG.

     In addition, the consent of each Joint Venture Partner could be required with respect to certain major transactions, such as refinancing, encumbering, or the expansion or sale of, the relevant Taubman Shopping Center. The interests of the Joint Venture Partners and those of TRG are not necessarily aligned in connection with the resolution of such issues. Accordingly, TRG may not be able to favorably resolve any such issue, or TRG may have to provide financial or other inducement to the Joint Venture Partner to obtain such resolution.

FAILURE TO QUALIFY AS A REIT

     Although the Company believes that it is organized and operates in such a manner so as to qualify as a REIT under the Code, no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable Treasury Regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification.

     If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's shareholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

     Notwithstanding that the Company currently operates in a manner designed to qualify as a REIT, future economic, market, legal, tax, or other considerations may cause the Company to determine that it is in the best interest of the Company and its shareholders to revoke the REIT election. The Company would be disqualified to elect treatment as a REIT for the four taxable years following the year of such revocation.

INABILITY TO COMPLY WITH REIT DISTRIBUTION REQUIREMENTS

REIT REQUIREMENTS

     To obtain the favorable tax treatment for REITs qualifying under the Code, the Company generally will be required each year to distribute to its shareholders at least 95% of its otherwise taxable income (after certain adjustments). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods. Failure to comply with the 95% distribution requirement would result in the Company failing to qualify as a REIT and the Company's income being subject to tax at regular corporate rates.

INABILITY OF THE COMPANY TO MAINTAIN ITS DISTRIBUTION POLICY

     The Company intends to make distributions to its shareholders to comply with the 95% distribution provision of the Code and to avoid the nondeductible excise tax discussed above. The Company's income consists almost entirely of the Company's share of the income of TRG, and the Company's cash flow consists almost entirely of its share of distributions from TRG. No assurance can be given that the Company's share of distributions from TRG will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above.

BANKRUPTCY OF OTHERS

BANKRUPTCY OF ANCHORS

     Several department store companies operating anchors at regional shopping centers have filed for protection under the United States Bankruptcy Code. In TRG's experience, anchors have continued to operate their stores at the Taubman Shopping Centers during bankruptcy proceedings, until and unless the proceedings have resulted in liquidation. In the event of liquidation, the store site and related property (or the leasehold interest) are generally sold at auction. In TRG's experience, the bankruptcy of department store companies has not had a materially adverse effect on TRG's financial condition; however, anchor closings could result in reduced customer traffic and lower mall tenant sales.

     Over time, there has been a consolidation in the department store industry. As a result, there are fewer independent department store chains in existence today. Accordingly, the bankruptcy of any one department store chain could involve more anchors at the Taubman Shopping Centers (and, therefore, could have a greater effect on TRG) than may have been the case when there was less concentration in the department store industry.

BANKRUPTCY OF MALL TENANTS

     Mall tenants at Taubman Shopping Centers may seek the protection of the bankruptcy laws, which could result in the termination of such tenants' leases and thus cause a reduction in the cash flow generated by the Taubman Shopping Centers.

BANKRUPTCY OF JOINT VENTURE PARTNERS

     The bankruptcy of a Joint Venture Partner could adversely affect the relevant Taubman Shopping Center, principally because of the problems created by dealing with a bankruptcy court regarding material partnership decisions. Under the bankruptcy laws, TRG would be precluded by the automatic stay from taking certain actions which affect the estate of the Joint Venture Partner without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement of approval may delay the taking of such actions. If a Joint Venture has incurred recourse obligations, the discharge in bankruptcy of a Joint Venture Partner might result in the ultimate liability of TRG for a greater portion of such obligations than it would otherwise bear. In addition, even in situations where the Joint Venture Partner (or its estate) was not completely relieved of liability for such obligations, TRG, as a general partner of the Joint Venture, might be required to satisfy such obligations and then rely upon a claim against the Joint Venture Partner's estate for reimbursement.

EFFECT OF UNINSURED LOSS ON PROFITABILITY

     Each Center Owner carries comprehensive liability, fire, flood, earthquake, extended coverage, and rental loss insurance, with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as from wars, riots, or civil disturbances) that are generally not insured either because they are uninsurable or not economically insurable. Should an uninsured loss occur, the Center Owner could lose capital invested in, and anticipated profits from, the property, which would nevertheless continue to be subject to the obligation of any mortgage indebtedness. Any such loss could adversely affect the profitability and cash flow of TRG and, therefore, the Company. The Company believes that the Taubman Shopping Centers are adequately insured in accordance with industry standards.

LIABILITIES FOR ENVIRONMENTAL MATTERS

     Under various Federal, state and local environmental laws, ordinances, and regulations, the Company, TRG, or the Manager, as the case may be, in connection with the ownership (direct or indirect), operation, management, and development of real properties, may be considered an owner or operator of such properties or may have arranged for the disposal or treatment of hazardous or toxic substances, and therefore may become potentially liable for removal or remediation costs, as well as certain other potential costs that could relate to such hazardous or toxic substances (including governmental fines and injuries to persons and property). Such laws often impose liability without regard to whether the owner or operator knows of, or was responsible for, the release of such hazardous or toxic substances.

     Of the Centers, one is located in a region that has been used extensively to store various petroleum products; one is located over an oil field and several abandoned oil wells and is adjacent to an active oil production facility; and one is situated on land that was previously used as a landfill.

     In addition, certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. There are ACMs at most of the Taubman Shopping Centers, primarily in the form of floor tiles and mastics.

     Although there can be no assurances, the Company is not aware of any environmental liability relating to the above matters or generally to the Taubman Shopping Centers or any other property in which the Company, TRG, or the Manager has or had an interest (whether as an owner or operator) that the Company believes would have a material adverse effect on the Company's or TRG's business, assets, or results of operations. The existence of any such environmental liability could have an adverse effect on TRG's cash flow and the funds available to the Company to pay dividends.

TREATMENT OF ASSETS OF THE COMPANY AS PLAN ASSETS UNDER ERISA

     The Company believes that shares of Common Stock are, and that other Securities offered hereby will be, "publicly-offered securities" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that, consequently, the assets of the Company are not, and will not be, "plan assets" of an ERISA plan, individual retirement account, or other non-ERISA plan that invests in the Common Stock or such Securities. Were the Company's assets deemed to be plan assets of any such plan, then TRG's and the Company's ability to engage in business transactions would be hampered because: (i) certain persons exercising discretion as to the Company's assets might be considered to be fiduciaries under ERISA; (ii) transactions involving the Company undertaken at their direction or pursuant to their advice might violate ERISA; and (iii) certain transactions that the Company might enter into in the ordinary course of its business might constitute "prohibited transactions" under ERISA and the Code.

SALE OF THE TAUBMAN SHOPPING CENTERS

     Under TRG's partnership agreement, upon the sale of a Center or TRG's interest in a Center, TRG may be required to distribute to its partners all of the cash proceeds received by TRG from such sale. If TRG made such a distribution, the sale proceeds would not be available to finance TRG's activities, and the sale of a Center may result in a decrease in funds generated by continuing operations and in distributions to TRG's partners, including the Company.

RESTRICTIONS ON CONTROL OF TRG

     TRG's Partnership Committee has final authority over the management of TRG's business. As a result of provisions in TRG's Partnership Agreement, the Company may not be able to designate a majority of the members of the Partnership Committee prior to owning, under certain circumstances, up to 61.5% of TRG.

OWNERSHIP LIMIT AND OTHER PROVISIONS OF THE ARTICLES AND BYLAWS

     The general limitation on ownership of the Company's Regular Capital Stock and other provisions of the Company's Articles and Bylaws could have the effect of discouraging offers to acquire the Company and of inhibiting a change of control, which could adversely affect the shareholders' ability to receive a premium for their shares in connection with such a transaction. See "Certain Provisions of the Articles of Incorporation and Bylaws" and "Restrictions on Transfer."

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the Company anticipates that the net proceeds from the Company's sale of the Securities will be available for general corporate purposes, which may include the acquisition of additional regional retail shopping centers, other properties, interests in such centers or other properties, or additional interests in TRG. TRG may use any proceeds that the Company contributes or otherwise transfers to TRG to repay or prepay indebtedness of TRG, including secured indebtedness, finance capital expenditures, including expansions and development activities, acquisitions, working capital, and for other general partnership activities.

                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The Company does not have, and has not had, any outstanding indebtedness or Preferred Stock. The applicable Prospectus Supplement with respect to an offering of Securities will include a pro forma ratio of earnings to combined fixed charges and preferred stock dividends, if applicable.

         CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Set forth below is a description of certain provisions of the Company's Second Amended and Restated Articles of Incorporation (the "Articles") and the Company's Bylaws (the "Bylaws") as in effect on the date of this Prospectus. The description is a summary only, and is qualified in its entirety by reference to the Articles and Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Under the Articles, the Company is authorized to issue a total of 300 million shares of Capital Stock, consisting of 250 million shares of Common Stock and up to 50 million shares of Preferred Stock. The term "Capital Stock" means Common Stock, Preferred Stock, and Excess Stock, and the term "Regular Capital Stock" means shares of Common Stock and Preferred Stock that have not become Excess Stock. See "Restrictions on Transfer."

STAGGERED BOARD OF DIRECTORS

     The Bylaws provide that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The Articles provide that 40% of the Company's Directors must be "Independent," as defined in the Articles (in general, a Director is Independent if he is not affiliated with A. Alfred Taubman or his affiliates or certain pension trusts of General Motors Corporation or their affiliates (the "GM Trusts")). The classification of the Board of Directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors because only a minority of the directors are elected at any one time. The Company believes, however, that the longer terms associated with the classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating a large block of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and some, or a majority, of its shareholders.

NUMBER OF DIRECTORS; REMOVAL

     The Articles provide that the number of directors will be fixed by the Bylaws. The Bylaws currently provide that the number of directors will be 11 or such greater number as is necessary to ensure that 40% of the directors are Independent Directors.

     Directors may be removed only upon the affirmative vote of two-thirds of the outstanding shares of Capital Stock entitled to vote.

PREFERRED STOCK

     The Articles authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights (including voting and conversion rights), and other terms of such series. See "Description of Preferred Stock." The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in meeting corporate needs. All authorized but unissued shares of Preferred Stock and Common Stock are available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The Board of Directors could issue a series of Preferred Stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     The Articles may be amended only by the affirmative vote of two-thirds of the outstanding Capital Stock entitled to vote. A majority of the disinterested members of the Board of Directors, together with a majority of the disinterested Independent Directors, may amend the Bylaws at any time, except with respect to a bylaw that is adopted by the shareholders and that, by its terms, can be amended only by the shareholders. The shareholders can amend the Bylaws only upon the affirmative vote of two-thirds of the outstanding Capital Stock entitled to vote.

OWNERSHIP LIMIT

     The General Ownership Limit set forth in the Company's Articles could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such acquisition. See "Restrictions on Transfer."

                          DESCRIPTION OF COMMON STOCK

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock.

     Currently, a majority of the outstanding shares of Common Stock is required for a quorum. Any action requiring shareholder approval (other than the election of directors) will be approved upon the affirmative vote of the holders of two-thirds of the outstanding shares of Capital Stock entitled to vote (currently, two-thirds of the outstanding shares of Common Stock because no Preferred Stock has been issued). Directors are elected by a plurality of the votes cast. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of Common Stock do not have preemptive rights, which means they have no right to acquire additional securities that the Company may issue. See "Restrictions on Transfer" and "Certain Provisions of the Articles of Incorporation and Bylaws."

     The Common Stock is listed on The New York Stock Exchange (symbol: TCO). The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate.

     The Board of Directors is authorized to establish, from time to time, one or more series of Preferred Stock and to establish the number of shares in each series and to fix the preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of such series, without any further vote or actions by the shareholders, unless such action is required by applicable law or the rules of a stock exchange or automated quotation system on which the Company's securities may be listed. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, the Board may afford the holder of any series of Preferred Stock preferences, powers, and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

     The Prospectus Supplement relating to any Preferred Stock offered by such Prospectus Supplement will contain the specific terms of the offered shares, including:

          (i)   the title of such Preferred Stock;

          (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share, and the offering price of such Preferred Stock;

          (iii) the dividend rate, payment date, or method of calculating the foregoing applicable to such Preferred Stock;

          (iv) the date from which dividends on such Preferred Stock will accumulate, if applicable;

          (v) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (vi) the provision for any sinking fund for such Preferred Stock;

          (vii) any redemption provisions applicable to such Preferred Stock;

          (viii) any listing of such Preferred Stock on any securities exchange;

          (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculating the conversion price);

          (x) whether interests in such Preferred Stock will be represented by Depositary Shares;

          (xi) any other specific terms, preferences, rights, limitations, or restrictions of such Preferred Stock;

          (xii) a discussion of all material Federal income tax considerations applicable to such Preferred Stock that are not discussed in this Prospectus;

          (xiii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution, or winding up of the affairs of the Company;

          (xiv) any limitations on issuance of any series of Preferred Stock ranking senior to, or on a parity with, such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution, or winding up of the affairs of the Company; and

          (xv) any limitations on direct or beneficial ownership and restrictions on transfer in addition to the General Ownership Limit. See "Restrictions on Transfer."

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company, rank (i) senior to the Common Stock of the Company and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as, and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on the record date fixed by the Board of Directors.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times, and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to shares of a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends (which will not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions to be specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of series of Preferred Stock have been paid or contemporaneously are declared and paid or are declared and a sum sufficient for the payment of such dividends has been set apart for payment for all past distribution periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been paid or contemporaneously are declared and paid or are declared and a sum sufficient for the payment of such dividends has been set apart for payment for the then current dividend period, no shares of any series of Preferred Stock may be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed. The foregoing limitation will not prevent the purchase or acquisition of Preferred Stock of such series to preserve the Company's REIT qualification or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been paid or contemporaneously are declared and paid or are declared and a sum sufficient for the payment of such dividends has been set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been paid or contemporaneously are declared and paid or are declared and sum sufficient for the payment of such dividends has been set apart for payment for the then current dividend period, the Company may not purchase or otherwise acquire (directly or indirectly) any shares of Preferred Stock of such series (except by conversion into or exchange for shares of capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation). The foregoing limitation will not prevent the purchase or acquisition of Preferred Stock of such series to preserve the Company's REIT qualification or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company, and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by each holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice will state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place(s) where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares will terminate. If fewer than all of the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each holder of such series will also specify the number of shares of Preferred Stock to be redeemed from each holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date, dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, then before any dividend or payment may be made to the holders of the Common Stock, which will rank junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution, or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share of Preferred Stock (set forth in the applicable Prospectus Supplement), plus an amount equal to all accrued but unpaid dividends (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock, then the holders of the Preferred Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If the liquidating distributions have been made in full to all holders of Preferred Stock, the remaining assets of the Company will be distributed among the holders of Common Stock according to their respective number of shares. For such purposes, neither the consolidation or merger of the Company with or into any other corporation or entity nor the sale, lease, or conveyance of all or substantially all of the property or business of the Company will be deemed to constitute a liquidation, dissolution, or winding up of the Company.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise indicated in the applicable Prospectus Supplement, whenever dividends on any shares of Preferred Stock are in arrears for six or more quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period have been paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly distributions have been paid regularly. In such case, the Board of Directors will be increased by two directors.

     Unless otherwise provided for any series of Preferred Stock, as long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize, or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter, or repeal the provisions of the Company's Articles, whether by merger, consolidation, or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege, or voting power of such series of Preferred Stock or the holders of such series; however, as long as the Preferred Stock remains outstanding with its terms materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of an Event described in clause
(ii) above will not be deemed to materially and adversely affect such rights, preferences, privileges, or voting power of holders of Preferred Stock, and (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges, or voting powers.

     The foregoing voting provisions will not apply if at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of such series of Preferred Stock have been redeemed or called for redemption, and sufficient funds have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price, and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement. See "Restrictions on Transfer" and "Certain Provisions of the Articles of Incorporation and Bylaws."

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named in such Depositary Agreement (the "Preferred Stock Depositary"), and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption, and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue the Depositary Receipts on behalf of the Company. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request.

DIVIDENDS

     The Preferred Stock Depositary will distribute all cash dividends received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates, and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a dividend other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled to such dividends, subject to certain obligations of holders to file proofs, certificates, and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No dividend will be paid to the record holder of any Depositary Receipt to the extent that it represents any Preferred Stock converted into Excess Stock.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted into Excess Stock), the holders of such Depositary Receipt will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of the Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depositary Shares for such Stock. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed, provided the Company has paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

     From and after the date fixed for redemption: all distributions in respect of the shares of Preferred Stock called for redemption will cease to accrue; the Depositary Shares called for redemption will no longer be deemed to be outstanding; and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender of the Depositary Receipts to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares that represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the shares of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the shares of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action that may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the shares of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote or for the manner or effect of any such vote made, as long as any such action or inaction is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by their holders to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock or other shares of Preferred Stock of the Company, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect of such conversion, it will cause the conversion utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a factional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. Any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment may impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented by such Receipt, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective will be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended.

     A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination. Upon such termination, the Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, the number of whole or fractional shares of Preferred Stock that are represented by the Depositary Shares evidenced by such Depositary Receipts, together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares issued under such Agreement have been redeemed, (ii) there has been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution, or winding up of the Company, and such distribution has been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock, or (iii) each share of the related Preferred Stock has been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement; however, holders of Depositary Receipts will pay the fees and expenses of a preferred Stock Depositary for any duties requested by such holders to be performed that are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary effective upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50.0 million.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company that are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from, or delayed in (whether by law or any circumstances beyond its control), performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence, or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares, or shares of Preferred Stock represented by such Receipts unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, information provided by persons presenting shares of Preferred Stock for deposit, holders of Depositary Receipts, or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary receives conflicting claims, requests, or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary will be entitled to act on such claims, requests or instructions received from the Company.

                            DESCRIPTION OF WARRANTS

     The Company has no Warrants outstanding; however, as of September 11, 1997, the Company had reserved for issuance approximately 97 million shares of Common Stock that may be issued (i) in exchange for TRG Units of Partnership Interest upon acceptance by certain TRG partners or employees of the Manager of the Company's Continuing Offer to exchange Units (including Units issuable upon the exercise of Incentive Options under TRG's Incentive Option Plan) for Common Stock or (ii) by the Company in one or more public offerings to raise funds to enable it to satisfy its obligations pursuant to the Cash Tender Agreement to purchase the TRG Units held by the GM Trusts and A. Alfred Taubman and members of his family.

     The Company may issue Warrants for the purchase of shares of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered by this Prospectus. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

          (i)   the title of such Warrants;

          (ii)  the aggregate number of such Warrants;

          (iii) the price at which such Warrants will be issued;

          (iv) the designation, terms, and number of shares of Common Stock or Preferred Stock purchasable upon exercise of such Warrants;

          (v) the designation and terms of the Securities, if any, with which such Warrants are issued, and the number of such Warrants issued with each such Security;

          (vi) the date, if any, on and after which such Warrants and the related shares of Common Stock or Preferred Stock will be separately transferable;

          (vii) the price at which each share of Common Stock or Preferred Stock purchasable upon exercise of such Warrants may be purchased;

          (viii) the date on which the right to exercise such Warrants will commence and the date on which such right will expire;

          (ix) the minimum or maximum amount of such Warrants that may be exercised at any one time;

          (x)  information with respect to book-entry procedures, if any;

          (xi) a discussion of certain Federal income tax considerations; and

          (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

     See "Description of Preferred Stock," "Description of Common Stock," "Restrictions on Transfer," and "Certain Provisions of the Articles of Incorporation and Bylaws."

                            RESTRICTIONS ON TRANSFER

     To maintain its qualification as a REIT, the Company cannot be "closely held" within the meaning of applicable provisions of the Code and Treasury Regulations. In general, a REIT is "closely held" if five or fewer individuals (as defined by the Code and Regulations) own more than 50% in value of the REIT's outstanding capital stock. Under the Company's Articles, in general, no shareholder may own more than 8.23% in value of the Company's Capital Stock (which term refers to Regular Common Stock, Regular Preferred Stock, and Excess Stock) (the "General Ownership Limit"). The GM Trusts may collectively own the greater of 8,731,426 shares of Regular Capital Stock (which term refers to shares of Common Stock and Preferred Stock that are not Excess Stock) and 19.8% in value of the outstanding Capital Stock; the AT&T Master Pension Trust and its assigns (collectively, the "AT&T Trust and, together with the GM Trusts, the "Trusts") may own the greater of 6,059,080 shares of Regular Capital Stock and 13.74% in value of the outstanding Capital Stock; and the Trusts may own, in the aggregate, the greater of 14,790,506 shares of Regular Capital Stock and 33.54% in value of the outstanding Capital Stock (each such variation from the General Ownership Limit is referred to as an "Existing Holder Limit"). In addition, the Board of Directors has the authority to allow a "Look Through Entity" to own up to 9.9% in value of the Capital Stock (the

"Look Through Entity Limit"). A "Look Through Entity," in general, is an entity (other than a qualified trust under section 401(a) of the Code, an entity that owns 10% or more of the equity of any tenant from which the Company or TRG receives or accrues rent from real property, or certain tax exempt entities described in the Articles) whose beneficial owners, rather than the entity, would be treated as owning the Capital Stock owned by such entity.

     The Articles provide that if the transfer of any shares of Regular Capital Stock or a change in the Company's capital structure would cause any person (the "Purported Transferee") to own Regular Capital Stock in excess of the General Ownership Limit (which refers to 8.23% in value of the outstanding Capital Stock) or the Look Through Limit (which refers to 9.9% in value of the outstanding Capital Stock) or in excess of the applicable Existing Holder Limit (which is the greater of the fixed number of shares of Regular Capital Stock and percentage in value of the outstanding Capital Stock applicable to the relevant Trust, as described above), then the transfer is void ab initio (the General Ownership Limit, the Look Through Limit, and the Existing Holder Limit are referred to collectively as the "Ownership Limits"). It is possible, however, that a transfer of Regular Capital Stock in violation of one of the Ownership Limits could occur without the Company's knowledge. Accordingly, the Articles provide that if notwithstanding the provisions of the Articles, the transfer nevertheless occurs or a change in capital structure causes a person to own in excess of any of the Ownership Limits, the shares in excess of such Ownership Limit automatically acquire the status of "Excess Stock." Shares that have become Excess Stock continue to be issued and outstanding shares of Common Stock or Preferred Stock, as the case may be.

     A Purported Transferee of Excess Stock acquires no rights to those shares. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by the Company's Board of Directors (each, a "Designated Charity"). An agent designated from time to time by the Board of Directors (each, a "Designated Agent") will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock and to take delivery of the certificates evidencing the shares that have become Excess Stock and any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity.

     A Purported Transferee must notify the Company of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person's ownership of the Company's Capital Stock as the Company requests. In addition, any person holding 5% or more of the Company's Capital Stock must provide the Company with information regarding such person's ownership of Capital Stock.

     Under the Articles, only the Designated Agent has the right to vote shares of Excess Stock; however, the Articles also provide that votes cast with respect to certain irreversible corporate actions (e.g., a merger or sale of the Company) will not be invalidated if erroneously voted by the Purported Transferee. The Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee's unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director's election.

     The General Ownership Limit will not be automatically removed even if the REIT provisions under the Code are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. In addition to preserving the Company's status as a REIT, the effect of the General Ownership Limit is to prevent any person from acquiring unilateral control of the Company. Any change in the General Ownership Limit would require an amendment to the Articles. Currently, amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding Capital Stock entitled to vote.

     All certificates evidencing shares of Capital Stock bear or will bear a legend referring to the restrictions described above.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of all material Federal income tax considerations that may be relevant to a prospective purchaser of Securities, is based upon current law, and is not tax advice. This discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to certain types of shareholders (including insurance companies, financial institutions, and broker-dealers) subject to special treatment under the Federal income tax laws.

     This discussion was prepared by Miro Weiner & Kramer, counsel to the Company, and is based on certain factual assumptions, current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations, which are the requirements for qualifying as a REIT (the "REIT Requirements"). The Company believes that it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner; however, no assurance can be given that it has operated in such a manner or that it will continue to operate in a manner so as to qualify or remain qualified.

     In the opinion of Miro Weiner & Kramer, counsel to the Company, the Company qualifies for taxation as a REIT under the Code. Such opinion assumes, among other things, the accuracy of the Company's representations that it conducts, and has conducted, its operations in a manner consistent with the REIT Requirements described below.

     The REIT Requirements relating to the Federal income tax treatment of REITs and their shareholders are highly technical and complex. The following discussion sets forth only a summary of the material aspects of the REIT Requirements and the Federal income taxation of REITs and their shareholders.

TAXATION OF THE COMPANY

     As a REIT, the Company generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders.

     The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. This deduction for dividends paid to shareholders substantially eliminates the Federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that results from investment in a corporation.

     Even if the Company qualifies for taxation as a REIT, the Company may be subject to Federal income and excise taxes as follows:

          First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains.

          Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any.

          Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a default on a lease or an indebtedness held by a REIT) that is held primarily for sale to customers in the ordinary course of business or
     (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

          Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax.

          Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below) and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

          Sixth, if the Company should fail to distribute with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income from such year, (ii) 95% of its REIT capital gain net income for such year, and
     (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

          Seventh, if a REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a carryover basis transaction (or if a REIT such as the Company holds assets beginning on the first day of the first taxable year for which the Company qualifies as a REIT) and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the REIT (or the REIT first qualified as a REIT), then the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (b) the REIT's adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-in Gain Rules").

REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, the Company must meet the requirements discussed below relating to the Company's organization, sources of income, nature of assets, and distributions of income to shareholders.

ORGANIZATIONAL REQUIREMENTS

     The Code defines a REIT as a corporation, trust, or association:

          (i)   that is managed by one or more trustees or directors;

          (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

          (iii) that would be taxable as a domestic corporation but for the REIT Requirements;

          (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

          (v) the beneficial ownership of which is held by 100 or more persons; and

          (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities).

In addition, certain other tests, described below, regarding the nature of its income and assets must also be satisfied.

     The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company satisfies the requirements set forth in (i) through (v) above and believes that it satisfies the requirement set forth in (vi) above. In addition, the Company's Articles currently include certain restrictions regarding transfer of the Company's shares, and the Company's Continuing Offer to certain individuals in TRG to exchange Units of Partnership Interest for shares of Common Stock includes certain restrictions on who is entitled to exercise rights under the Continuing Offer. In both cases, these restrictions are intended (among other things) to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

INCOME TESTS

     To maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually.

          - First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions"), for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

          - Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

          - Third, short-term gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. The Taxpayer Relief Act of 1997 (the "1997 Act") repealed the 30% income test for taxable years commencing after August 5, 1997. See "-- Recent Legislation."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the asset tests. Accordingly, the Company's proportionate share of the assets, liabilities, and items of income of TRG, including TRG's proportionate share of the assets, liabilities, and items of income of the Manager and of the Center Owners, will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described in this Prospectus, provided that each of the Center Owners is treated as a partnership for Federal income tax purposes and that none of the TRG Trusts are taxable as corporations for Federal income tax purposes. See the discussion below under "-- Tax Aspects of TRG -- Classification."

     Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

          - First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents based on income or profits do not include rents received from a tenant based on the tenant's income from the property if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.

          - Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, directly, indirectly, or constructively, owns 10% or more of such tenant (a "Related Party Tenant").

          - Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

          - Finally, if a REIT provides services to tenants of a property, the rent received from such property will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code (that is, if such services are "usually or customarily rendered in connection with the rental of space for occupancy only" and are not otherwise considered "primarily for the tenant's convenience"). Services which would give rise to unrelated business taxable income ("Prohibited UBTI Service Income") if provided by a tax-exempt organization must be provided by an "independent contractor" (as defined in the Code) who is adequately compensated and from whom the REIT does not derive any income. In any event, receipts from services furnished (whether or not rendered by an independent contractor) which are not customarily provided to tenants in properties of a similar class in the geographic market in which the property is located will in no event qualify as "rents from real property." The 1997 Act provides a de minimis exception for impermissible service income. See "-- Recent Legislation."

     Substantially all of the Company's income is derived from its partnership interest in TRG. Currently, TRG's real estate investments give rise to income that enables the Company to satisfy all of the income tests described above. TRG's income is largely derived from its interests in the Taubman Shopping Centers, which income qualifies as "rents from real property" for purposes of the 75% and the 95% gross income tests in an amount sufficient to permit the Company to satisfy these tests. TRG also derives income from its partnership interest in the Manager and, to the extent dividends are paid by the Manager's managing partner ("Taub-Co"), from TRG's interest in Taub-Co.

     The Company believes that neither TRG nor any of the Center Owners charges rent from any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above). The Company believes that neither TRG nor any of the Center Owners derives rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

     The Company does not believe that it derives rent from property rented to a Related Party Tenant; however, the determination of whether the Company owns 10% or more of any tenant is made after the application of complex attribution rules under which the Company will be treated as owning interests in tenants that are owned by its "Ten Percent Stockholders." In identifying the Company's Ten Percent Stockholders, each individual or entity will be treated as owning Common Stock and Preferred Stock held by related individuals and entities. Accordingly, the Company cannot be absolutely certain whether all Related Party Tenants have been or will be identified. Although rent derived from a Related Party Tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such rental income (together with any other nonqualifying income) in any taxable year will not cause the Company to exceed the limits on nonqualifying income under such gross income tests. See "-- Failure to Qualify."

     TRG has entered into an agreement with the Manager, pursuant to which the Manager provides services in connection with the operation of the Taubman Shopping Centers. As a result of TRG's ownership interests in the Manager and Taub-Co, the Manager does not qualify as an independent contractor from whom the Company derives no income. The Company believes, however, that no amounts of rent should be excluded from the definition of rents from real property solely by reason of the failure to use an independent contractor since TRG hires independent contractors to the extent necessary to qualify rental income as rents from real property under Section 856(d)(1).

     The Manager receives fees in exchange for the performance of certain management and administrative services, including fees to be received pursuant to agreements with the Company and TRG. A portion of those fees will accrue to the Company because TRG owns a limited partnership interest in the Manager. The Company's indirect interest in the management fees generated by the Manager generally may not be qualified income under the 75% or 95% gross income tests (at least to the extent attributable to properties in which TRG has no interest or to a Joint Venture Partner's interest in a property). In any event, the Company believes that the aggregate amount of such fees (together with any other nonqualifying income) in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the 75% and 95% gross income tests.

     The term "interest," for purposes of satisfying the income tests, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. TRG or the Center Owners may advance money from time to time to tenants for the purpose of financing tenant improvements. The Company and TRG do not intend to charge interest that will depend in whole or in part on the income or profits of any person.

     The term "prohibited transaction," for purposes of the income tests and the excise tax described below, generally means a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Any gross income derived from a prohibited transaction is taken into account in applying the 30% test (and the net income from any such transaction is subject to a 100% tax); however, the 1997 Act repealed the 30% income test for taxable years beginning after August 5, 1997. See "-- Recent Legislation." TRG owns interests in real property that is situated on the periphery of certain of the Taubman Shopping Centers. The Company and TRG believe that this peripheral property is not held for sale to customers and that the sale of such peripheral property is not in the ordinary course of TRG's business. Whether property is held "primarily for sale to customers in the ordinary course of its trade or business" depends, however, on the facts and circumstances in effect from time to time, including those relating to a particular property. As a result, no assurance can be given that the Company can avoid being deemed to own property that the IRS later characterizes as property held "primarily for sale to customers in the ordinary course of its trade or business."

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and
(iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Tax Considerations -- Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, the Company will cease to qualify as a REIT. See "Federal Income Tax Considerations -- Failure to Qualify." For taxable years beginning after August 5, 1997, the 1997 Act repealed the 30% income test. See "-- Recent Legislation."

ASSET TESTS

     The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets.

          - First, at least 75% of the value of the Company's total assets, including its allocable share of assets held by TRG, must be represented by real estate assets (which for this purpose include stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering of the Company), cash, cash items, and government securities.

          - Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class.

          - Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company is deemed to own its proportionate share of all of the assets owned by TRG and the Center Owners. The Company believes that more than 75% of the value of TRG's assets qualify as "real estate assets." TRG's interest in Taub-Co should not violate the prohibition against a REIT's ownership of more than 10% of the voting securities of any one issuer. The Company believes that the value of the Company's proportionate share of TRG's interest in Taub-Co does not exceed 5% of the total value of the Company's assets, and the Company does not expect that it will exceed 5% in the future.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company believes that it maintains adequate records of the value of its assets to ensure compliance with the asset tests and to enable the Company to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. There can be no assurance, however, that such other action will always be successful.

ANNUAL DISTRIBUTION REQUIREMENTS

     In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (ii) the sum of certain items of noncash income.

     In addition, during its Recognition Period, if the Company disposes of any asset that was held by the Company prior to January 1, 1992, or that is otherwise subject to the Built-in Gain rules, the Company may be required, pursuant to guidance to be issued by the IRS, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Any such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the date of the first regular dividend payment after such declaration.

     To the extent that the Company does not distribute all of its net capital gain or distributes at least 95% (but less than 100%) of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular corporate tax rates.

     Furthermore, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement.

     The Company's REIT taxable income consists substantially of the Company's distributive share of the income of TRG. Currently the Company's REIT taxable income is less than the cash flow it receives from TRG due to the allowance for depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement.

     It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to the insufficiency of cash flow from TRG in a particular year or to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests."

TAXATION OF U.S. SHAREHOLDERS

     As used in the following discussion, the term U.S. Shareholder means a holder of shares of Common Stock, Preferred Stock, or Depositary Shares (collectively, the "Shares") that (for United States Federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States Federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as follows.

DISTRIBUTIONS GENERALLY

     Distributions to U.S. Shareholders, other than capital gain dividends discussed below, constitute dividends to such shareholders up to the amount of the Company's current or accumulated earnings and profits and are taxable to such shareholders as ordinary income. Such distributions are not eligible for the dividends-received deduction for corporations. Under current law, the maximum Federal income tax rate applicable to ordinary income of individuals is 39.6% and applicable to corporations is 35%. To the extent that the Company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. Shareholders' shares. Distributions in excess of the U.S. Shareholders' tax basis are taxable as gain realized from the sale of such shares. Distributions on the Preferred Stock will be considered to be made out of the Company's earnings and profits to the extent thereof. Distributions on the Common Stock will be considered to be made out of the Company's undistributed earnings and profits as reduced by distributions on the Preferred Stock. A dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specified date in any such month is treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include on their own income tax returns any tax losses of the Company. Pursuant to Regulations to be promulgated by the Treasury, a portion of the Company's distributions may be subject to the alternative minimum tax to the extent of the Company's items of tax preference, if any, allocated to the shareholders.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Federal Income Tax Considerations -- Taxation of the Company" above. As a result, U.S. Shareholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

CAPITAL GAIN DIVIDENDS

     A dividend paid to a U.S. Shareholder that is properly designated by the Company as a capital gain dividend will be treated as long-term capital gain (to the extent it does not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the shareholder has held his Shares. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

     Distributions from the Company and gain from the disposition of Shares will not be treated as passive activity income, and therefore, U.S. Shareholders generally will not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) and gain from the disposition of shares generally may be treated as investment income for purposes of the investment interest limitation.

CERTAIN DISPOSITIONS OF SHARES

     A U.S. Shareholder will recognize gain or loss on the sale or exchange of Shares to the extent of the difference between the amount realized on such sale or exchange and the shareholder's tax basis in such Shares. Such gain or loss generally will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year. Losses incurred on the sale or exchange of Shares held for six months or less (after applying certain holding period rules), however, will generally be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. Shareholder with respect to such Shares.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

     Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt shareholder will not constitute "unrelated business taxable income" ("UBTI") unless such shareholder has borrowed to acquire or carry its shares of the Company or the Company is a "pension-held REIT," as discussed below.

     Qualified trusts that hold more than 10% (by value) of the shares of certain REITs ("pension-held REITS") may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five-or-fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either
(i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies when the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five-or-fewer requirement without relying upon the "look-through" exception. The Company believes that it is not a pension-held REIT. No assurance can be given, however, that the Company will not become a pension-held REIT in the future.

REDEMPTION OF PREFERRED STOCK

     A redemption of the Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete termination" of the shareholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Preferred Stock actually owned by the shareholder as well as Preferred Stock considered to be owned by such shareholder by reason of certain constructive ownership rules set forth in the Code must generally be taken into account. If a shareholder of Preferred Stock owns (actually or constructively) no shares of Common Stock of the Company or an insubstantial percentage of the Common Stock of the Company, a redemption of the Preferred Stock held by such shareholder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." Because the determination as to whether any of the alternative tests set forth in Section 302(b) of the Code will be satisfied with respect to any particular shareholder depends on the facts and circumstances at the time that the determination must be made, prospective shareholders of Preferred Stock should consult their own tax advisors to determine such tax treatment.

     If a redemption of Preferred Stock is treated as a distribution taxable as a dividend, the shareholder's adjusted basis in the redeemed Preferred Stock for tax purposes will be transferred to such shareholder's remaining shares of the Company. If the shareholder owns no other shares of the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

ADDITIONAL TAX CONSEQUENCES FOR HOLDERS OF DEPOSITARY SHARES AND WARRANTS

     If the Company offers Depositary Shares or Warrants, there may be additional tax consequences for the holders of such Securities. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN SHAREHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state, and local income tax laws on an investment in the Company, including any reporting requirements.

     In general, a Non-U.S. Shareholder will be subject to regular United States income tax with respect to its investment in the Company if such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to Non-U.S. Shareholders whose investment in the Company is not so effectively connected.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States withholding tax equal to 30% of the gross amount of the dividend unless such tax is reduced by an applicable tax treaty. A distribution of cash in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its Shares (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to disposition of Shares.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption.

     The Company will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. Distributions on the Preferred Stock will be considered to be made out of the Company's earnings and profits to the extent thereof. Distributions on the Common Stock will be considered to be made out of the Company's undistributed earnings and profits as reduced by distributions on the Preferred Stock. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of the Company's earnings and profits may be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current and accumulated earnings and profits. Tax treaties may reduce the Company's withholding obligations. If the amount withheld by the Company with respect to a distribution to a Non-U.S. Shareholder exceeds such shareholder's United States tax liability with respect to such distribution (as determined under the rules described in the two preceding paragraphs), the Non-U.S. Shareholder may file for a refund of such excess from the IRS. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the 28% maximum rate on capital gains of individuals.

     Unless the Shares constitute a "United States real property interest" within the meaning of FIRPTA, the sale of Shares by a Non-U.S. Shareholder generally will not be subject to United States taxation. The Shares will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. Currently, the Company believes that it is a domestically controlled REIT, and therefore the sale of Shares is not subject to taxation under FIRPTA. Because the Shares are or may be publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, whether a Non-U.S. Shareholder's sale of Shares would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange), and on the size of the selling shareholder's interest in the Company.

     If the gain on the sale of the Shares were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In any event, a purchaser of Shares from a Non-U.S. Shareholder will not be required under FIRPTA to withhold on the purchase price if the purchased Shares are "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of Shares may be required to withhold 10% of the purchase price and remit such amount to the IRS, and the

Company may be required to withhold 10% of certain distributions to Non-U.S. Shareholders. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Shareholders of Shares may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Shares. Backup withholding will apply only if the holder (i) fails to furnish its taxpayer identification number ("TIN") (which, for an individual, would be his social security number), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against such U.S. Shareholder's United States Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders, and Non-U.S. Shareholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to Non-U.S. Shareholders is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-U.S. Shareholder will be allowed as a credit against any United States Federal income tax liability of such Non-U.S. Shareholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

TAX ASPECTS OF TRG

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's investment in TRG. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

CLASSIFICATION

     The Company is entitled to include in its income its distributive share of TRG's income and to deduct its distributive share of TRG's losses only if TRG and each Center Owner is classified for Federal income tax purposes as a partnership rather than as an association taxable as a corporation, and none of the TRG Trusts are classified for Federal income tax purposes as associations taxable as corporations.

     An entity will be classified as a partnership rather than as a corporation or an association taxable as a corporation for Federal income tax purposes if the entity is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations").

     In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for Federal income tax purposes. The Federal income tax classification of an entity that was in existence prior to January 1, 1997, such as TRG and most of the Center Owners, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the Federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. The Company believes that TRG and each Center Owner existing prior to January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for Federal income tax purposes. TRG and the Center Owners intend to continue to be classified as partnerships for Federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.

     The Company also believes that none of the TRG Trusts are taxable as a corporation for Federal income tax purposes. No assurance can be given, however, that the IRS will not challenge the non-corporate status of the TRG Trusts for Federal income tax purposes. If such challenge were sustained by a court, the TRG Trusts would be treated as a corporation for Federal income tax purposes, as described below. In addition, the Company's belief is based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify this conclusion.

     If for any reason any TRG Trust were taxable as a corporation rather than as a trust for Federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests." In addition, any change in the status of a TRG Trust for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. If a TRG Trust were taxable as a corporation, items of income and deduction would not pass through to its beneficiary, which would be treated as a shareholder for tax purposes. Such TRG Trust would be required to pay income tax at corporate tax rates on its net income, and distributions would constitute dividends that would not be deductible in computing such TRG Trust's taxable income.

INCOME TAXATION OF TRG AND ITS PARTNERS

PARTNERS, NOT TRG, SUBJECT TO TAX

     A partnership is not a taxable entity for Federal income tax purposes. Rather, the Company is required to take into account its allocable share of TRG's income, gains, losses, deductions, and credits for any taxable year of TRG ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from TRG.

TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES

     Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction, including depreciation, attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. TRG's partnership agreement requires allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code. Any income, gain, loss, or deduction in excess of that specially allocated to the contributing partners pursuant to Section 704(c) of the Code is allocated to TRG's partners in accordance with their percentage interests.

     Accordingly, depreciation on any property contributed to TRG is allocated to each contributing partner in a manner designed to reduce the difference between such property's fair market value and its tax basis, using methods that are intended to be consistent with statutory intent and Treasury Regulations under Section 704(c) of the Code. On the other hand, depreciation with respect to any property purchased by TRG subsequent to the admission of the Company in late 1992 will generally be allocated among the partners in accordance with their respective percentage interests in TRG.

SALE OF TRG'S PROPERTY

     Generally, any gain realized by TRG on the sale of property held by TRG or a Center Owner for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. For a discussion of the tax rate applicable to recapture of depreciation on real property, see "-- Recent Legislation." Under Section 704(c) of the Code and the Treasury Regulations governing the revaluation of TRG's assets and the restatement of its capital accounts to fair market value, any unrealized gain attributable to appreciation in the regional shopping center interests prior to the admission of the Company to TRG in late 1992 ("Built-in-Gain") must, when recognized, be allocated to the contributing partners. Such Built-in-Gain would generally be equal to the difference between the fair market value of the property upon the Company's admission and the adjusted tax basis of TRG in such property. Thus, the Company will not incur a tax on such Built-in-Gains because (except as noted in the following sentence) they must be allocated to partners in TRG other than the Company. In addition, any Built-in-Gain with respect to properties contributed to TRG subsequent to the Company's admission to TRG must be allocated to the contributing partners. As a consequence of its 1% pre-contribution interests in two of the Taubman Shopping Centers, the Company will be allocated an equivalent portion of pre-contribution gain in the event of a disposition of either property. Further, depreciation will be allocated to reduce the disparity between fair market value and tax basis with respect to appreciated property contributed to TRG or otherwise held by TRG prior to the Company's admission to TRG. Such allocations will permit the GM Trusts and the Company to claim larger depreciation deductions because they have contributed solely unappreciated property.

     The Company's share of any gain realized by TRG on the sale of any property held by TRG or a Center Owner as inventory or other property held primarily for sale to customers in the ordinary course of TRG's or a Center Owner's trade or business will, however, be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax Considerations -- Taxation of the Company -- Income Tests." Such prohibited transaction income will also have an adverse effect on the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements For Qualification -- Income Tests" above. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of TRG's or a Center Owner's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. TRG and the Center Owners intend to hold the Taubman Shopping Centers for investment with a view to long-term appreciation, and to engage in the business of acquiring, developing, owning, and operating the Taubman Shopping Centers, including peripheral land, consistent with TRG's and the Center Owners' investment objectives.

RECENT LEGISLATION

     The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates and certain changes to the REIT Requirements and to the taxation of REITs.

     For net capital gains realized by individuals, trusts and estates after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on gain from the sale or exchange of assets held for more than 18 months has been reduced to 20%. The maximum rate has been reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. The maximum capital gains rate for capital assets held for more than one year but not more than 18 months remains at 28%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. With respect to any depreciable real property held for more than one year but not more than 18 months, depreciation deductions claimed in excess of the depreciation that would have been allowed if computed on a straight-line basis will be taxed at the rates applicable to ordinary income with the remaining gain being taxed at a maximum rate of 28%. The 1997 Act gives the Treasury authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Company. The taxation of capital gains of corporations was not changed by the 1997 Act.

     The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for the Company's taxable years commencing after August 5, 1997.

          - First, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held for less than four years.

          - Second, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT received or is deemed to have received as a result of performing impermissible services does not exceed one percent of all amounts received, directly or indirectly, by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is not less than 150% of the direct cost to the REIT of providing those services.

          - Third, certain non-cash income, including income from cancellation of indebtedness and original issue discount in excess of actual payments received will be excluded from income in determining the amount that a REIT is required to distribute for the taxable year. The 1997 Act, however, did not change the 4% excise tax imposed upon a failure to make required distributions. See "-- Annual Distribution Requirements."

          - Fourth, a REIT may elect to require its shareholders to include the REIT's undistributed net capital gains in their income. If the REIT makes such an election, the REIT's shareholders will include in their income as long-term capital gain their proportionate share of the undistributed net long-term capital gains and will receive a credit or refund for their proportionate share of the tax paid by the REIT on such undistributed capital gains as well as an increase in basis for the amount of capital gain so included in their income reduced by the amount of the credit or refund. The 1997 Act, however, did not change the 4% excise tax imposed upon a failure to make required distributions. See "-- Annual Distribution Requirements."

          - Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

STATE AND LOCAL TAXES

     The Company is, and its shareholders may be, subject to state, local, or other taxation in various state, local, or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under ERISA, and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

     A fiduciary of a pension, profit-sharing, retirement, or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in Securities. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (ii) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA; (iii) whether the investment is prudent under Section 404(a)(1)(B) of ERISA; and (iv) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

     In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA Section 3(14) and "disqualified persons" within the meaning of the Code
Section 4975(e)(2)). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Securities Warrants might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

     The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor (the "DOL"), the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") establishing the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

     Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," and equity participation in the entity by Plan investors is "significant" as defined in the DOL Regulation, the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The shares of Common Stock and Preferred Stock offered by this Prospectus are being sold in an offering registered under the Securities Act and are registered under Section 12(b) of the Exchange Act.

     The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. The DOL Regulation also provides that class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to an initial public offering as a result of events beyond the issuer's control. The Company believes that the Common Stock and the Preferred Stock are "widely held" for purposes of the DOL Regulation.

     The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles on the transfer of Common Stock and Preferred Stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Common Stock or the Preferred Stock to be "freely transferable." See "Restrictions on Transfer." The DOL Regulation only establishes a presumption in favor of a finding of free transferability; therefore, no assurance can be given that the Department of Labor and the Treasury Department would not reach a contrary conclusion with respect to the Common Stock and/or the Preferred Stock. Any additional transfer restrictions imposed on the transfer of Common Stock or Preferred Stock will be discussed in the applicable Prospectus Supplement.

     Assuming that the Common Stock and the Preferred Stock will be "widely held" and "freely transferable," the Company believes that the Common Stock will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any Plan that invests in the Common Stock or the Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to or through underwriters and also may sell the Securities directly to investors or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, or at negotiated prices.

     The Prospectus Supplement will set forth terms of the offering of the Securities, including where applicable: (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale or issuance of Securities; (ii) any underwriting discounts, commissions, and other items constituting underwriters' compensation from the Company and any other discounts, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (iii) any commissions paid to any agents; and (iv) the net proceeds to the Company.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Underwriters, dealers, and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Unless otherwise set forth in the Prospectus Supplement relating to the issuance of Securities, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and each of the underwriters with respect to such Securities will be obligated to purchase all of the Securities allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

                                 LEGAL MATTERS

     The validity of the Securities offered by this Prospectus, as well as certain tax matters, will be passed upon for the Company by Miro Weiner & Kramer, Bloomfield Hills, Michigan. Jeffrey H. Miro, a senior member of Miro Weiner & Kramer, is the Secretary of the Company.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their reports, have been audited by Deloitte & Touche LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is traded on the New York Stock Exchange (the "NYSE"). These reports, proxy statements, and other information filed by the Company can also be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information concerning the Company and the Securities offered by this Prospectus, reference is hereby made to the Registration Statement and the exhibits and schedules filed with the Registration Statement, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. The Registration Statement has been so filed and may be obtained at such site. Any statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act (file number 1-11530) are incorporated by reference into this Prospectus:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) the Company's Proxy Statement dated March 28, 1997, relating to the annual meeting of shareholders held on May 14, 1997;

          (c) the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997;

          (d) the Company's Current Report on Form 8-K/A#1 filed on July 10, 1997; and

          (e) the Company's Current Reports on Form 8-K dated July 17, 1997, and September 4, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any documents incorporated by reference in such documents) after the date of this Prospectus and prior to the termination of the offering of the Securities offered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing such documents. Any statement contained in a document incorporated or deemed incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written or oral requests for copies should be directed to Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48303-0200, Attention: Chief Financial Officer (telephone: (248) 258-6800).

                                    GLOSSARY

     Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

     "ACMs" means asbestos-containing materials.

     "Articles" means the Company's Second Amended and Restated Articles of Incorporation.

     "Asset Tests" means, under the DOL Regulation's guidelines for an entity to qualify as a real estate operating company, the requirement that on certain specified valuation dates, at least 50% of its assets (valued at cost and excluding certain short-term investments) be invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities.

     "AT&T Trust" means the AT&T Master Pension Trust and its assigns.

     "Built-in-Gain" has the meaning ascribed to it under the caption "Federal Income Tax Considerations -- Taxation of the Company."

     "Capital Stock" means the Company's Common Stock, Preferred Stock, and Excess Stock.

     "Cash Tender Agreement" means the agreement among the Company, the GM Trusts, and A. Alfred Taubman' trust, setting forth the terms and conditions of the Cash Tender.

     "Center Owners" means, collectively, the Joint Ventures, and the entities owning Taubman Shopping Centers that are 100% beneficially owned by TRG.

     "Centers" means the Taubman Shopping Centers.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Stock" means the Common Stock of the Company.

     "Company" means Taubman Centers, Inc., a Michigan corporation.

     "Continuing Offer" means the continuous, irrevocable offer that Company has made to all present (and may, in the discretion of the Company, make to certain future) holders of partnership interests in TRG other than the GM Trusts and A. Alfred Taubman and affiliates.

     "Deposit Agreement" means an agreement among the Company, a Depositary, and the holders of the Depositary Receipts evidencing interests held by the Depositary pursuant to such agreement.

     "Depositary Shares" means shares of Preferred Stock deposited with a Depositary pursuant to a Deposit Agreement.

     "Depositary Receipts" means receipts for Depositary Shares evidencing a fractional interest of a share of a particular series of Preferred Stock.

     "DOL" means the United States Department of Labor.

     "DOL Regulation" means a regulation, issued by the DOL, defining "plan assets."

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

     "ERISA Plan" means a pension, profit-sharing, or other employee benefit plan subject to Title I of ERISA.

     "Excess Stock" means shares owned, or deemed to be owned, or transferred to a shareholder in excess of the General Ownership Limited or an Existing Holder Limit.

     "Existing Holder Limit" means the maximum shares of Regular Capital Stock that the Trusts may own: the greater of 8,731,426 shares and 19.8% in value of the Capital Stock, in the case of the GM Trusts

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

collectively; the greater of 6,059,080 shares and 13.74% in value of the Capital Stock, in the case of the AT&T Trust; and the greater of 14,790,506 shares and 33.54% in value of the Capital Stock, in the case of the Trusts collectively.

     "General Ownership Limit" means the ownership of more than 8.23% in value of the Capital Stock.

     "GM Trusts" means the General Motors Hourly-Rate Employes Pension Trust and the General Motors Salaried Employes Pension Trust.

     "Incentive Option Plan" means the plan under which TRG issues to employees of the Manager options to acquire Units of Partnership Interest.

     "Incentive Options" means options to acquire Units of Partnership Interest that may be granted under TRG's Incentive Option Plan.

     "Independent Directors" means the directors of the Company who are unaffiliated with TRG, the TG Affiliates, and the GM Trusts.

     "IRA" means an individual retirement account.

     "IRS" means the United States Internal Revenue Service.

     "Joint Ventures" means partnerships with unaffiliated third parties through which TRG has interests in certain Centers.

     "Look Through Limit" means the up to 9.9% in value of the outstanding Capital Stock that a Look Through Entity may own under certain circumstances.

     "Manager" means The Taubman Company Limited Partnership, a Delaware limited partnership, which is more than 99% beneficially owned by TRG.

     "Non-U.S. Shareholders" means non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates.

     "Ownership Limits" means the General Ownership Limit, the Look Through Limit, and the Existing Holder Limit.

     "Partnership Agreement" means the partnership agreement of TRG.

     "Partnership Committee" means the partnership committee of TRG in which governance of TRG is vested.

     "Preferred Stock" means the Preferred Stock of the Company.

     "Prohibited UBTI Service Income" means services that would give rise to UBTI.

     "Recognition Period" means the recognition period pertaining to Built-in-Gain as defined pursuant to Regulations to be issued under Section 337(d) of the Code.

     "Regular Capital Stock" means shares of Common Stock and Preferred Stock that have not become Excess Stock.

     "Regular Preferred Stock" means shares of Preferred Stock that have not become Excess Stock.

     "REIT" means a real estate investment trust as defined pursuant to Sections 856 through 860 of the Code.

     "REIT Requirements" means the requirements for qualifying as a REIT under the Code and Treasury Regulations.

     "Related Party Tenant" means a tenant that is owned, directly or constructively, by a REIT or an owner of 10% or more of a REIT.

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

     "Securities" means the Common Stock, Preferred Stock, Depositary Shares, and Warrants offered by this Prospectus and the applicable Prospectus Supplement.

     "Securities Act" means the Securities Act of 1933, as amended from time to time.

     "Shares" means shares of Common Stock, Preferred Stock, or Depositary
Shares.

     "Taub-Co" means Taub-Co Management, Inc., a Michigan corporation formerly known as The Taubman Company, Inc., which is the Manager's managing general partner and predecessor-in-interest.

     "The Taubman Company Limited Partnership" means a Delaware limited partnership that is the Manager and that provides substantially all property management and leasing services for each Taubman Shopping Center and corporate, development, administrative, and acquisition services for TRG and the Company.

     "Taubman Shopping Centers" means the regional shopping centers in which TRG has ownership interests.

     "Ten Percent Stockholder" means each individual or entity which owns, either directly or through related individuals and entities under the applicable attribution rules of the Code, 10% or more of the Company's outstanding shares of Capital Stock.

     "TG" means TG Partners Limited Partnership, a Delaware limited partnership, which is a general partner in TRG and affiliates of A. Alfred Taubman.

     "TG Affiliates" means TG, A. Alfred Taubman, the members of his family, his and their affiliates, the original partners in TRG and any affiliate of an original partner in TRG or of any member of an original partner's family, and all officers and employees of the Manager for so long as they are actively employed by the Manager, and for so long as such individuals are so included, any affiliate of such individuals, officers and employees.

     "Treasury Regulations" means the Income Tax Regulations promulgated under the Code.

     "TRG" means The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

     "TRG Trusts" means the trusts, of which TRG is the sole beneficiary, which are (or in the future will become) a partner with TRG in certain of the Center Owners.

     "Trusts" means the GM Trusts and the AT&T Trust.

     "UBTI" means unrelated business taxable income as defined in Section 512(a) of the Code.

     "Units of Partnership Interest" means the units into which partnership interests of TRG are divided, as provided in the Partnership Agreement, and as the same may be adjusted, as provided in the Partnership Agreement.

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